SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 8, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated March 8, 2017: Nokia Announces Early Results for its Offer to Purchase and Pricing of its New Euro-Denominated Notes

Nokia Announces Early Results for its Offer to Purchase and Pricing of its New Euro-Denominated Notes

Nokia Corporation
Stock Exchange Release
March 8, 2017 at 19:00 (CET +1)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON LOCATED OR RESIDENT IN OR AT ANY ADDRESS IN, ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO.

Nokia Announces Early Results for its Offer to Purchase and Pricing of its New Euro-Denominated Notes

Espoo, Finland — Nokia Corporation (“Nokia”) announces the early results of its offers to purchase Euro Notes and Dollar Notes and the pricing for each series of Dollar Notes (each as defined below) for its previously announced tender offers (the “Tender Offers”) to purchase for cash up to a Maximum Acceptance Amount of: (i) the EUR 500,000,000 6.75% notes due February 4, 2019 issued under its Euro Medium Term Note Programme (the “Euro Notes”); (ii) the USD 300,000,000 6.50% Debentures due January 15, 2028 (the “2028 Notes”); and (iii) the USD 1,360,000,000 6.45% Debentures due March 15, 2029 (the “2029 Notes” and, together with the 2028 Notes, the “Dollar Notes”, and together with the Euro Notes, the “Notes”). The Dollar Notes were issued by Lucent Technologies Inc. (the predecessor to Alcatel-Lucent USA Inc., Nokia’s wholly-owned subsidiary (the “USD Notes Company”)). The Tender Offers are being made on the terms and subject to the conditions set out in the offer to purchase dated February 22, 2017 (the “Offer to Purchase”). Capitalized terms not defined herein have the meaning ascribed to them in the Offer to Purchase.

On February 22, 2017, Nokia announced its intention to issue new euro-denominated fixed-rate notes to non-U.S. persons outside the United States. On March 6, 2017, Nokia priced its EUR 500 million 1.00% Senior Notes due 2021 and EUR 750 million 2.00% Senior Notes due 2024 issued under its 5,000,000,000 Euro Medium Term Note Programme (the “New Notes”). Application will be made for the New Notes to be admitted to listing and trading on the Irish Stock Exchange. The New Notes are expected to settle on or around March 15, 2017.

Nokia intends to use the proceeds of the New Notes to fund the Tender Offer for the Euro Notes, with the remaining proceeds used to fund the Tender Offers for the Dollar Notes on a pro rata basis. This stock exchange release does not constitute an offer to sell or a solicitation of an offer to buy the New Notes, and the New Notes will not be registered under the U.S. Securities Act of 1933 (the “Act”), as amended. The New Notes may not be offered or sold in the United States absent an exemption from the registration requirements under the Act.

Early Tender Results

As of 5:00 p.m. (New York time), on March 7, 2017 (the “Early Tender Date”), according to information provided by Lucid Issuer Services Limited (the “Tender Agent”), the aggregate principal amounts of the Euro Notes and the Dollar Notes listed in the table below have been validly tendered and not validly withdrawn in the Tender Offers.

Description	ISIN/ CUSIP	Principal Amount Outstanding	Acceptance Priority Level	Principal Amount Tendered	Percent Tendered of Principal Amount Outstanding	Early Tender Payment(1)
6.75% Notes due February 4, 2019	XS0411735482	EUR 500,000,000	1	EUR 262,605,000	52.52%	EUR 30 per EUR 1,000
6.50% Debentures due January 15, 2028	US549463AC10/ 549463AC1	USD 300,000,000	2	USD 85,950,000	28.65%	USD 30 per USD 1,000
6.45% Debentures due March 15, 2029	US549463AE75/ 549463AE7	USD 1,360,000,000	2	USD 400,861,000	29.48%	USD 30 per USD 1,000

(1)         The purchase price calculated from the applicable Fixed Yield or Fixed Spread includes the Early Tender Payment. The Late Consideration for each series of Notes will deduct the Early Tender Payment from the purchase price calculated from the applicable Fixed Spread or Fixed Yield.

The principal amount of each series of Notes listed in the table above that is ultimately accepted for purchase will be determined in accordance with the Maximum Acceptance Amount (as defined below) and the Acceptance Priority Levels set forth in the table above, as described in the Offer to Purchase.

Withdrawal rights for the Tender Offers expired on the Early Tender Date. As a result, tendered Notes may no longer be withdrawn, except as required by law.

The Tender Offers will expire at 11:59 p.m. (New York time) on March 21, 2017 (the “Expiration Date”). Nokia reserves the right, subject to applicable law, at any time, for any reason, to extend the Expiration Date. Any such extension will be announced in the manner described in the Offer to Purchase.

The Tender Offers are expected to be settled on March 23, 2017 or as soon as practicable thereafter (the “Tender Offer Settlement Date”), subject to any amendment or extension of the Expiration Date.

Consideration

Holders of Notes were required to validly tender and not validly withdraw their Notes prior to or at the Early Tender Date to be eligible to receive the Euro Notes Early Consideration or the Dollar Notes Early Consideration (each as defined below), as applicable, which include the Early Tender Payment applicable to the relevant series of Notes.

Holders of Notes validly tendered after the Early Tender Date but at or prior to the Expiration Date and accepted for purchase pursuant to the Tender Offers will receive the Euro Notes Late Consideration or the Dollar Notes Late Consideration (each as defined below), as applicable.

The applicable Euro Notes Early Consideration, Euro Notes Late Consideration, Dollar Notes Early Consideration or Dollar Notes Late Consideration (plus any Accrued Interest, as defined below) will be payable on the Tender Offer Settlement Date.

Euro Notes Consideration

Nokia will pay for Euro Notes validly tendered prior to the Early Tender Date and accepted by it for purchase pursuant to the Tender Offers an amount in cash in euros (the “Euro Notes Early Consideration”) to be determined in the manner described in the Offer to Purchase by reference to a fixed purchase yield of -0.10 per cent. (the “Euro Notes Purchase Yield”).

For information purposes only, assuming the Tender Offer Settlement Date is March 23, 2017, the Euro Notes Early Consideration will be EUR 1,128.37 per EUR 1,000 of Euro Notes accepted and the Euro Notes Late Consideration will be EUR 1,098.37 per EUR 1,000 of Euro Notes accepted. Should the Tender Offer Settlement Date be postponed, the Early Consideration and Late Consideration for the Euro Notes will be recalculated and will be announced, for information purposes only, as provided in the Offer to Purchase.

Holders of Euro Notes subject to the Tender Offers tendering after the Early Tender Date, but at or prior the Expiration Date, will only be eligible to receive an amount equal to the Euro Notes Early Consideration; minus an amount in cash equal to the applicable amount listed in the table above under the heading “Early Tender Payment”.

Dollar Notes Consideration

Nokia will pay for Dollar Notes validly tendered prior to the Early Tender Date and accepted by it for purchase pursuant to the Tender Offers, subject to the Maximum Acceptance Amount, an amount in cash in U.S. dollars (the “Dollar Notes Early Consideration”) equal to an amount (rounded to the nearest cent) that would reflect, as of the Tender Offer Settlement Date, a yield to the maturity date of such series of Notes equal to the sum of: (i) the Reference Yield (announced hereby) for such Dollar Notes, plus (ii) the Fixed Spread set forth in the table below.

The “Reference Yield” is the bid-side yield of the Reference U.S. Treasury security set forth in the table below, and has been determined by the USD Dealer Managers (as defined below) in accordance with standard market practice as of 11:00 a.m. (New York time) on the date hereof. The Dollar Notes Early Consideration for each series of Dollar Notes is based on the Reference Yield plus the Fixed Spread as set forth in the table below.

Subject to the Maximum Acceptance Amount, holders of Dollar Notes subject to the Tender Offers tendering after the Early Tender Date, but at or prior to the Expiration Date, will only be eligible to receive an amount equal to the Dollar Notes Early Consideration; minus an amount in cash equal to the applicable amount listed in the table above under the heading “Early Tender Payment” for the relevant series of the Dollar Notes (the “Dollar Notes Late Consideration”).

The table set below sets forth the expected Dollar Notes Early Consideration and Dollar Notes Late Consideration assuming the Tender Offer Settlement Date is March 23, 2017:

Description	ISIN/ CUSIP	Principal Amount Outstanding	Fixed Spread	Reference U.S. Treasury Security	Reference Yield	Dollar Notes Early Consideration	Dollar Notes Late Consideration
6.50% Debentures due January 15, 2028	US549463AC10/ 549463AC1	USD 300,000,000	285bps	2.25% U.S. Treasury Security due February 15, 2027	2.569%	USD 1,087.47 per USD 1,000	USD 1,057.47 per USD 1,000
6.45% Debentures due March 15, 2029	US549463AE75/ 549463AE7	USD 1,360,000,000	285bps	2.25% U.S. Treasury Security due February 15, 2027	2.569%	USD 1,089.96 per USD 1,000	USD 1,059.96 per USD 1,000

Accrued Interest

For both Euro Notes and Dollar Notes that are validly tendered and accepted for purchase, Nokia will pay, on the Tender Offer Settlement Date, accrued interest from (and including) the immediate preceding interest payment date for such Notes, to (but excluding) the Tender Offer Settlement Date, calculated in accordance with the terms and conditions of the Offer to Purchase (“Accrued Interest”).

New Financing Conditions and Other Conditions

Whether Nokia will accept for purchase Notes validly tendered in the Tender Offers is subject to, among other things, Nokia’s successful completion (in the sole and absolute determination of Nokia) and settlement of the issue of the New Notes at an amount equal to or exceeding the Maximum Acceptance Amount, as defined below (the “New Financing Condition”). Nokia may waive the New Financing Condition in its sole discretion. The New Notes are expected to settle on or around March 15, 2017. As of the date of this press release, the aggregate principal amount of the New Notes is expected to exceed the Maximum Acceptance Amount.

The Tender Offers are subject to additional conditions, further detailed in the Offer to Purchase.

Maximum Acceptance Amount and Pro-ration

If Nokia decides to accept any Notes for purchase, Nokia proposes to accept for purchase pursuant to the Tender Offers an aggregate principal amount of Notes such that the total amount payable by Nokia for all Notes accepted for purchase pursuant to the Tender Offers (excluding any Accrued Interest) is no greater than the cash amount equal to USD 1.0 billion (such amount, which may be increased or decreased, the “Maximum Acceptance Amount”). Nokia will determine whether the Maximum Acceptance Amount has been reached from time to time by converting the principal amount of the Euro Notes validly tendered and accepted for purchase into U.S. dollars using an exchange rate of EUR 1.00 to USD 1.0557.

Subject to the terms of the Tender Offers, Nokia will only accept for purchase Notes for an aggregate purchase price (excluding any Accrued Interest) that will not exceed the Maximum Acceptance Amount. Nokia reserves the right, in its sole discretion, to accept Notes for purchase pursuant to the Tender Offers for an aggregate purchase price that is more or less than the Maximum Acceptance Amount or to increase the Maximum Acceptance Amount. Any Notes validly tendered in the Tender Offers will be accepted for purchase by Nokia based on the Maximum Acceptance Amount and the acceptance priority levels noted in the first table above (the “Acceptance Priority Levels”) and the Dollar Notes may be subject to pro-ration, each as more fully described in the Offer to Purchase.

All Notes validly tendered having a higher Acceptance Priority Level will be accepted before any validly tendered Notes having a lower Acceptance Priority Level. Because the Maximum Acceptance Amount is expected to exceed the aggregate principal amount of Euro Notes outstanding, and the Euro Notes are the only Notes at the highest Acceptance Priority Level, all Euro Notes validly tendered and accepted prior to the Expiration Date are expected to be accepted in full (subject to the conditions described in the Offer to Purchase). Each series of the Dollar Notes has the same priority level and, if pro-rated, will be pro-rated equally.

Each Dollar Note that is pro-rated will be rounded down, and Nokia will only accept tenders subject to pro-ration if pro-ration does not result in the relevant holder of Dollar Notes transferring Dollar Notes to Nokia in an aggregate principal amount of less than USD 1,000.

Nokia may, subject to applicable law, at its option and sole discretion, extend, re-open or amend the Tender Offers in any respect or terminate the Tender Offers as described in the Offer to Purchase. Subject to applicable law, the Tender Offer for each series of Notes is being made independently of the other Tender Offers, and Nokia reserves the right to terminate, withdraw, amend or extend the Tender Offers for each series of Notes without also terminating, withdrawing, amending or extending the other Tender Offers.

Joint Dealer Managers

Citigroup Global Markets Limited, Deutsche Bank AG, London Branch and Merrill Lynch International (the “USD Dealer Managers”) are acting as Joint Dealer Managers for both Tender Offers. Nordea Bank AB (publ) is acting as Joint Dealer Manager exclusively for the Tender Offer for the Euro Notes and solely outside the United States. Investors with questions may contact the Joint Dealer Managers at the addresses and numbers shown below.

Citigroup Global Markets Limited	Deutsche Bank AG, London Branch	Merrill Lynch International	Nordea Bank AB (publ)
Citigroup Centre	Winchester House	2 King Edward Street	Smålandsgatan 17
Canada Square	1 Great Winchester Street	London EC1A 1HQ	SE-105 71 Stockholm
Canary Wharf	London EC2N 2DB	United Kingdom	Sweden
London E14 5LB	United Kingdom
United Kingdom

London	London	London	Europe
Tel.: +44 20 7986 8969	Tel: +44 20 7545 8011	Tel: +44 (0) 20 7996 5420	Tel: +45 6161 2996
Attn.: Nordea Liability
United States	United States	United States	Management
Tel (toll-free): +1 (800) 558-3745	Tel (toll-free): +1 (855) 287-1922	Tel (toll-free): +1 (888) 292-0070
Tel (collect): +1 (212) 723-6106	Tel (collect): +1 (212) 250-7527	Tel (collect): +1 (980) 387-3907

Attn.: Liability Management	Attn.: Liability Management	Attn.: Liability Management
Group	Group	Group

liabilitymanagement.europe@citi.com	liability.management@db.com	DG.LM_EMEA@baml.com	NordeaLiabilityManagement@nordea.com

Copies of the Offer to Purchase can be requested from, and questions regarding the procedures for tendering Notes may be directed to, the Tender Agent at +44 (0) 20 7704 0880 or at nokia@lucid-is.com.

This stock exchange release must be read in conjunction with the Offer to Purchase. The Offer to Purchase contains important information which should be read carefully before any decision is made with respect to the Tender Offers. This stock exchange release is neither an offer to sell nor a solicitation of offers to buy any securities. The Tender Offers are being made only pursuant to the Offer to Purchase. None of Nokia, the USD Notes Company, the Joint Dealer Managers, the Tender Agent, or the Trustee for the Dollar Notes makes any recommendation in connection with the Tender Offers. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Tender Offers.

Holders should seek their own financial advice, including in respect of any tax consequences, from their broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offers. The Joint Dealer Managers will not be responsible to any holders of Notes for providing the protections afforded to customers of the Joint Dealer Managers or for advising any other person in connection with the Tender Offers.

Offer and Distribution Restrictions

The Tender Offers are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. Tenders will not be accepted from holders of Notes in any jurisdiction in which such offer or solicitation is unlawful. If a jurisdiction requires that the Tender Offers be made by a licensed broker or dealer and either of the Joint Dealer Managers or any of their respective affiliates is a licensed broker or dealer in that jurisdiction, the Tender Offers shall be deemed to be made by such Joint Dealer Manager or affiliate, as the case may be, on behalf of Nokia in the jurisdiction where it is so licensed.

Each holder wishing to submit a tender in respect of any of the Notes will be deemed to make and give certain agreements, acknowledgements, representations, warranties and undertakings in respect of the jurisdictions referred to below and as set out in the Offer to Purchase. Any tender of Notes for purchase pursuant to a tender from a holder that is unable to make or give such agreements, acknowledgements, representations, warranties and undertakings will be invalid.

European Economic Area (“EEA”)

The communication of this stock exchange release, the Offer to Purchase and any other documents or materials relating to the Tender Offers does not constitute an offer of securities to the public for the purposes of Article 2(1)(d) of Directive 2003/71/EC and accordingly the requirement to produce a prospectus does not apply to the Tender Offers.

United Kingdom

This stock exchange release and the Offer to Purchase are for distribution within the United Kingdom only to persons: (i) who are existing holders of Notes that are creditors of Nokia or the USD Notes Company within the meaning of Article 43(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”) or are otherwise within the scope of Article 43(2) thereof; (ii) who have professional experience in matters relating to investments falling within the definition of investment professional in Article 19(5) of the Order; (iii) who fall within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Order; or (iv) to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This stock exchange release and the Offer to Purchase is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this stock exchange release or the Offer to Purchase relates is available only to relevant persons and will be engaged in only with relevant persons.

Italy

None of the Tender Offers, this stock exchange release, the Offer to Purchase or any other documents or materials relating to the Tender Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”).

Therefore, the Tender Offers may only be carried out in the Republic of Italy (“Italy”) pursuant to an exemption under article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Holders of each series of Notes may tender their Notes through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and the Tender Offers.

Belgium

Neither this stock exchange release or the Offer to Purchase nor any other documents or materials relating to the Tender Offers have been submitted to or will be submitted for approval or recognition to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen) and, accordingly, the Tender Offers may not be made in Belgium by way of a public offering, as defined in Article 3 of the Belgian Law of April 1, 2007 on public takeover bids or as defined in Article 3 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, each as amended or replaced from time to time. Accordingly, the Tender Offers may not be advertised and the Tender Offers will not be extended, and neither this stock exchange release or the Offer to Purchase nor any other documents or materials relating to the Tender Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (as amended from time to time), acting on their own account. Insofar as Belgium is concerned, this stock exchange release and the Offer to Purchase have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Tender Offers.

Accordingly, the information contained in this stock exchange release or in the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Tender Offers are not being made, directly or indirectly, to the public in the Republic of France (“France”). Neither this stock exchange release or the Offer to Purchase nor any other document or material relating to the Tender Offers has been or shall be distributed to the public in France and only: (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers); and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2, D.411-1 to D.411-3, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code Monétaire et Financier, are eligible to participate in the Tender Offers. This stock exchange release and the Offer to Purchase have not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

ABOUT NOKIA

Nokia is a global leader innovating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:
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E-mail: press.services@nokia.com

Forward-Looking Statements

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: (i) Nokia’s ability to integrate Alcatel-Lucent into its operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel-Lucent; (ii) expectations, plans or benefits related to Nokia’s strategies and growth management; (iii) expectations, plans or benefits related to future performance of Nokia’s businesses; (iv) expectations, plans or benefits related to changes in organizational and operational structure; (v) expectations regarding market developments, general economic conditions and structural changes; (vi) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; (vii) timing of the deliveries of Nokia’s products and services; (viii) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, as well as Nokia’s expected customer reach; (ix) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; (x) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and Nokia’s ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including the proposed tender offers; and (xi) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions.

These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that Nokia currently expects. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: (1) Nokia’s ability to execute its strategy, sustain or improve the operational and financial performance of its business and correctly identify and successfully pursue business opportunities or growth; (2) Nokia’s ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of the Alcatel-Lucent acquisition, and Nokia’s ability to implement its organizational and operational structure efficiently; (3) general economic and market conditions and other developments in the economies where Nokia operates; (4) competition and Nokia’s ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; (5) Nokia’s dependence on the development of the industries in which it operates, including the cyclicality and variability of the information technology and telecommunications industries; (6) Nokia’s global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; (7) Nokia’s ability to manage and improve its financial and operating performance, cost savings, competitiveness and synergies after the acquisition of Alcatel-Lucent; (8) Nokia’s dependence on a limited number of customers and large multi-year agreements; (9) exchange rate fluctuations, as well as hedging activities; (10) Nokia’s exposure to direct and indirect regulation, including economic or trade policies, and the reliability of Nokia’s governance, internal controls and compliance processes to prevent regulatory penalties in its business or in its joint ventures; (11) Nokia’s exposure to various legislative frameworks and jurisdictions that regulate fraud and enforce economic trade sanctions and policies, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; (12) the potential complex tax issues, tax disputes and tax obligations Nokia may face in various jurisdictions, including the risk of obligations to pay additional taxes; (13) Nokia’s actual or anticipated performance, among other factors, which could reduce its ability to utilize deferred tax assets; (14) Nokia’s ability to retain, motivate, develop and recruit appropriately skilled employees; (15) disruptions to Nokia’s manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to Nokia’s geographically-concentrated production sites; (16) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with Nokia’s business; (17) Nokia’s ability to optimize its capital structure as planned and re-establish its investment grade credit rating or otherwise improve its credit ratings; and (18) Nokia’s ability to achieve targeted benefits from or successfully implement planned transactions, including the proposed new issuance and tender offers, as well as the liabilities related thereto, as well as the risk factors specified in Nokia’s filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2017		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal